U.S. Securities and Exchange Commission
                             Washington, D.C.  20549

                                    Form SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                EMPS Corporation
                                -----------------
                 (Name of small business issuer in its charter)

     Nevada                                                          87-0617371
------------------------ ----------------------------               ------------
(State or jurisdiction   (Primary Standard Industrial           (I.R.S. Employer
of incorporation or      Classification Code Number)         Identification No.)
organization)

          136 E. South Temple, Suite 1700A, Salt Lake City, Utah  84111
         ---------------------------------------------------------------
          (Address and telephone number of principal executive offices)

          136 E. South Temple, Suite 1700A, Salt Lake City, Utah  84111
        ----------------------------------------------------------------
              (Address of principal place of business or intended
                          principal place of business)

              Ronald L. Poulton, 136 E. South Temple, Suite 1700A,
                   Salt Lake City, Utah  84111 (801) 355-1341
             -------------------------------------------------------
            (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. [   ]
                                                       -------------------------
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [    ]
                            ------------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [    ]
                            ------------------------
If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [    ]

                           CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------

 Title of each       Dollar         Proposed       Proposed       Amount of
 class of            Amount to be   maximum        maximum        registration
 Securities          registered     offering       aggregate      fee
 being Registered                   price per      offering
                                    share          price

  Common            $ 200,000      $ 1.00         $ 200,000      $ 55.60
-------------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1; Alternative 2;   X
                                                                    ---------

                                EMPS Corporation
                              CROSS-REFERENCE SHEET

 Item Number and Heading                           Heading in Prospectus

 1.     Front of the Registration Statement and
        Outside Front Cover Page of Prospectus     Facing pages; Front Cover Page

 2.     Inside Front and Outside Back Cover Pages
        of Prospectus                              Inside Front and Outside Back
                                                   Cover Pages of Prospectus

 3.     Summary Information and Risk Factors       Prospectus Summary; Risk Factors

 4.     Use of Proceeds Prospectus Summary;        Use of Proceeds; Description of
                                                   Business

 5.     Determination of Offering Price            Cover Page; Prospectus Summary; Risk
                                                   Factors; Determination of Offering
                                                   Price

 6.     Dilution                                   Dilution; Comparative Data


 7.     Selling Security Holders                   Not applicable

 8.     Plan of Distribution                       Front Cover Page; Plan of
                                                   Distribution

 9.     Legal Proceedings                          Legal Matters

 10.    Directors, Executive Officers,
        Promoters and Control Persons              Directors, Executive Officers,
                                                   Promoters and Control Persons

 11.    Security Ownership of Certain
        Beneficial Owners and Management           Security Ownership of Certain
                                                   Beneficial Owners and Management

 12.    Description of the Securities              Description of Securities

 13.    Interest of Named Experts and Counsel      Not applicable


 14.    Disclosure of Commission Position on
        Indemnification for
        Securities Act Liabilities                 Disclosure of Commission Position on
                                                   Indemnification for Securities Act
                                                   Liabilities

 15.    Organization Within Last Five Years        Organization Within Last Five Years

 16.    Description of Business                    Description of Business

 17.    Management's Discussion and Analysis or
        Plan of Operation                          Plan of Operations

 18.    Description of Property                    Description of Property

 19.    Certain Relationships and
        Related Transactions                       Not applicable

 20.    Market for Common Equity and Related
        Stockholder Matters                        Front Cover Page; Risk Factors;
                                                   Shares Eligible for Future Sale;
                                                   Market for Common Equity and Related
                                                   Stockholder Matters

 21.    Executive Compensation                     Executive Compensation

 22.    Financial Statements                       Financial Statements

 23.    Changes In and Disagreements with
        Accountants on Accounting and
        Financial Disclosure                       Not Applicable



                                EMPS CORPORATION

                 200,000 shares of $.001 par value Common Stock
                                 $1.00 per share



EMPS Corporation                             We intend to market and license our
136 E. South Temple, Suite 1700-A            patented technology for use in
Salt Lake City, UT 84111                     commercially separating nonmagnetic
                                             particulate material with
The Offering                                 application in mining,
------------                                 environmental clean up and other
                                             industry requiring particle
                                             separation methods.

                     Per Share Total
                     --------- --------
 Public Price        $1.00     $200,000       This is our initial public offering
                                              and no public market currently
 Underwriting                                 exists for our shares.  The
 Discounts           -0-       -0-            offering price may no reflect
                                              market price of our shares after
 Proceeds to EMPS    $1.00     $200,000       the offering.


  These shares involve a high degree of risk.  Investors should expect
------------------------------------------------------------------------------
immediate substantial dilution.  Even if we succeed in raising the maximum
------------------------------------------------------------------------------
amount in the offering, the amount of capital available to us will be
------------------------------------------------------------------------------
extremely limited and may not be sufficient to enable us to fully commence our
------------------------------------------------------------------------------
proposed business operations without additional fund raising.  (See "risk
------------------------------------------------------------------------------
factors" page 6).  The shares offered should not be purchased by any investor
------------------------------------------------------------------------------
who cannot afford to sustain the total loss of their investment.
----------------------------------------------------------------

  These shares have not been approved or disapproved by the Securities and
------------------------------------------------------------------------------
Exchange Commission or any state securities agency nor has the Commission or
------------------------------------------------------------------------------
any agency passed upon the accuracy or adequacy of this prospectus.  Any
------------------------------------------------------------------------------
representation to the contrary is a criminal offense.
-----------------------------------------------------

  The offering will be managed by EMPS and the shares will be offered and sold by officers of EMPS, without any discounts or other commissions. See "Plan of Distribution."

  Proceeds to EMPS are shown before deducting offering expenses payable by EMPS estimated at $20,000 including legal and accounting fees and printing costs.

  The Offering is being conducted by EMPS on a "best efforts" basis.





  The Shares are being offered by EMPS subject to prior sale, receipt and acceptance by EMPS, approval of certain matters by counsel, and certain other conditions. We reserve the right to withdraw or cancel such offers and reject any order, in whole or in part.

  The date of this Prospectus is September 7, 1999.



                              AVAILABLE INFORMATION

  EMPS has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-1, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement. For further information regarding both EMPS and the shares offered, reference is made to the Registration Statement, including all exhibits and schedules thereto, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained from the Washington, D.C. office upon request and payment of the prescribed fee.


  We will not file a Form 8-A or other Registration Statement under the Securities Exchange Act and will only be subject to Section 15(d) following the effective date, therefore the proxy rules, short-swing profits regulations, beneficial ownership reporting regulations and the bulk of the tender offer regulations will not apply to us.

  We intend to furnish our stockholders with annual reports containing consolidated financial statements audited and reported upon by our independent accounting firm and such other periodic reports as we may determine to be appropriate or as may be required by law.

  We are an electronic filer. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's Web site address is (http://www.sec.gov).

  As of the date of this Prospectus, we became subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, will file reports and other information with the Commission. Reports and other information filed by us with the Commission pursuant to the informational requirements of the Exchange Act will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                          REPORTS TO SECURITY HOLDERS

  Copies of our Annual, Quarterly and other Reports which will be filed by us with the Commission commencing with the Quarterly Report for the first quarter ended after the date of this Prospectus (due 45 days after the end of such quarter) will also be available upon request, without charge, by writing EMPS Corporation, 136 E. South Temple, Suite 1700-A, Salt Lake City, Utah 84111.


                                        2
                       DELIVERY OF PROSPECTUS BY DEALERS

  UNTIL 90 DAYS AFTER THE EFFECTIVE DATE OF THIS PROSPECTUS, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

  THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES COMMISSION OR OTHER STATE REGULATORY AUTHORITY, AND NO SUCH REGULATORY AUTHORITY HAS PASSED UPON THE TERMS OF THIS OFFERING OR APPROVED THE MERITS THEREOF. INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF EMPS AND THE TERMS OF THIS OFFERING IN EVALUATING THE MERITS AND RISKS OF THE OFFERING AND MAKING AN INVESTMENT DECISION.

  THIS PROSPECTUS SHOULD BE READ IN ITS ENTIRETY BY ANY PROSPECTIVE INVESTOR PRIOR TO HIS OR HER INVESTMENT.

                                        3
                              PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety, and particularly the information set forth in "RISK FACTORS."

                                  The Company

  EMPS Corporation intends to engage in the business of marketing and licensing the technology rights for a nonmagnetic particulate material separation unit. We initially intend to design and construct a prototype capable of separating one ton per hour of particles. This will enable us to contract with numerous entities for either licensing EMPS technology for third party use, participating in some form of joint venture activity with outside companies or actual involvement of EMPS on an upscale basis in the particle separation business of various precious metals or assisting in environmental clean-up operations through existing companies involved in governmental projects.

  To date, we have not received any revenues from our intended operations nor have we otherwise engaged in any business. Further, we do not currently have any customers for our technology.

                           The Offering

Securities Offered:        200,000 shares,  consisting of common stock, $.001
                           par value.  See "Description of Securities."

Offering Price:            $1.00 per share

Plan of Distribution:      The offering will be managed by EMPS and the shares
                           will be offered and sold by officers of EMPS, without any discounts or other commissions. Because there is no escrow of the proceeds, money will be available for use by EMPS as soon as it is received.

                           See "Plan of Distribution."

Use of Proceeds:           We intend to use the net proceeds from this offering
                           primarily for the purpose of the design and construction of a prototype unit capable of separating one ton per hour of particles.

Transfer Agent:            Interwest Transfer Company, Inc., 1981 East Murray-
                           Holladay Road, Salt Lake City, Utah 84117, Telephone
                           (801) 272-9294, has agreed to serve as transfer agent upon completion of this offering.

Securities Outstanding:    We currently have 800,000 shares issued and
                           outstanding. Upon completion of this offering, up to 1,000,000 shares will be issued and outstanding.

                           We are also authorized to issue up to 400,000 shares pursuant to the EMPS 1998 Stock Option Plan. To date, no options have been granted under the plan.

                                        4

Risk Factors:              We are a start up company with no operating history;
                           consequently, an investment in EMPS is highly speculative. Investors will suffer substantial dilution in the book value per share compared to the purchase price. In seeking to implement our proposed business, we could incur substantial losses during the development stage, and require additional funding for which we have no commitments.
                           Management has other interests which may conflict with our interests. Until such time, if ever, that we generate sufficient revenue to pay management salaries, members of management will not be employed full time and will only devote a minimal amount of time to our affairs. No person should invest in EMPS who cannot afford to risk loss of the entire investment. See "Risk Factors."

Summary Selected
Financial Data:            We are a development stage company and have no
                           revenues or earnings from operations. As of May 31, 1999, our financial data is as follows:

                           Total Assets                  $9,182

                           Total Liabilities             $7,120

                           Shareholder Equity            $2,062

                           Net Tangible Book Value       $2,062

                           Net Tangible Book Value
                           per Share                     $.00258


                                        5
                Special Note Regarding Forward-looking Statements
               --------------------------------------------------

  Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operation or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

  Important factors that may cause actual results to differ from projections include, for example,

    the success of failure of our efforts to implement our business strategy;

    our ability to raise sufficient capital to proceed with our prototype and the subsequent testing;

    our ability to negotiate and maintain favorable licensing arrangements;

    the effect of changing economic conditions;

    the effect of rapidly changing technology;

    other risks which may be described in our future filings wit the SEC.

  We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

                                  RISK FACTORS
                                  -------------

  An investment in the shares offered hereby involves a high degree of
  -------------------------------------------------------------------------
risk.  Prospective investors should carefully consider the following risk
------------------------------------------------------------------------------
factors, in addition to the other information set forth elsewhere in this
------------------------------------------------------------------------------
Prospectus, including the Consolidated Financial Statements and Notes, prior
------------------------------------------------------------------------------
to making an investment in EMPS.
--------------------------------

  We have no operating history which raises doubts as to our ability to
  -------------------------------------------------------------------------
continue as a going concern.
----------------------------
  We will not commence operations until the proceeds of this Offering are available, therefore, we have no operating history. Because we are just starting up and in our initial stage of development there are substantial business and financial risks and we may suffer significant losses from which we cannot recover. We will face all of the challenges of a new business enterprise, including but not limited to, locating suitable office space, engaging the services of qualified support personnel and consultants, establishing budgets, implementing appropriate financial controls and internal operating policies and procedures. We do not have any significant cash and have had no significant operations since our inception. As noted in the Independent Accountants opinion, there is substantial doubt about our ability to continue as a going concern without the realization of additional adequate financing.

  We need additional capital to commence our planned operations.
  --------------------------------------------------------------
  We presently have no significant operating capital and are totally dependent upon receipt of the proceeds of the Offering to continue development and marketing of our technology. Start-up costs include design and construction of a power supply amplifier, an inductor-capacitor-resistor circuit, and a toroid. We also intend to continue research on the effects of our technology. Should we raise the maximum offering, we will recognize a gross amount of $200,000 and believe this amount will enable us to design and construct needed equipment and cover the costs of research. The full Offering amount will enable us to continue operations for three years and allow for the purchase of equipment that would enable us to set up an up-scale commercial operation. If we raise less than the full Offering amount, we will scale back our research efforts. We believe that we can build our prototype and perform testing for a period of one year with as little as $50,000. However, upon completion of the Offering, even if the entire Offering amount is raised, the amount of capital available to us will be extremely limited, and may not be sufficient to enable us to fully commence our proposed business operations without additional fund raising. We have no commitments for additional cash funding beyond the proceeds expected to be received from this Offering.

  Our success is totally dependent upon the efforts of our management.
  ---------------------------------------------------------------------
  Our success depends on the efforts and assistance of our management. The officers and directors have experience in management, which are critical to our success. However, as compared to many other public companies, we lacks a depth of managerial and technical personnel. Accordingly, there is a greater likelihood that should our management leave EMPS, we may be impaired in our ability to effectively carry out our operations. We have no plans to obtain Key Man insurance for any of our officers and directors. In view of the fact that our technology is patented, we do not believe Key Man insurance is required.
Our focus is on licensing and marketing the patented technology. It is our belief that a person experienced in technology sales would be able to carry on our business should any of the current officers or directors resign or terminate their relationship with us. Further, the directors and officers will maintain part to full time employment outside EMPS and may not be able to devote sufficient attention to us to ensure our success until earnings justify additional time be devoted to us. Such outside employment may also create conflicts of interest. There is no assurance such conflicts could be resolved favorably for EMPS. However, Nevada corporate law requires all officers and directors to act according to their fiduciary duties to the stockholders.

  We have never paid any dividends on our shares.
  -----------------------------------------------
  We have not paid dividends on our shares and do not anticipate paying dividends in the foreseeable future. There is no assurance that our operations will generate net profits from which to pay cash dividends. Investors who anticipate the need of immediate income from an investment should not purchase the shares being offered by us.

  Our Officers and Directors have limited liability.
  --------------------------------------------------
  Section 78.751 of the Nevada Revised Statutes and Article VII of our
Articles of Incorporation filed as an exhibit to this Registration Statement, contain certain provisions authorizing indemnification by EMPS of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents of EMPS or of certain other entities. Section 78.751 also provides that such indemnification may include payment by us of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be entitled to indemnification under Section 78.751. Any indemnification may be provided although the person to be indemnified is no longer a director, officer, employee or agent of EMPS or such other entities. Section 78.752 also contains provisions authorizing us to obtain insurance on behalf of any such director, officer, employee or agent against liabilities, whether or not we would have the power to indemnify against such liabilities.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of EMPS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of EMPS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  We are not certain our technology will be accepted or that a market will
  -------------------------------------------------------------------------
develop for our technology.
---------------------------
  Our proposed business is based on our belief of the need for a method of commercially separating nonmagnetic particulate material from other materials without chemical, pyrotechnical, or hydro-mechanical methods. Acceptance of our technology represents a response not only from industry, but also to the level of advertising and promotion by us, the availability of competing products and technologies, pricing factors and other intangible factors, all of which change rapidly and cannot be predicted with certainty. There is no assurance of market acceptance of this new technology, and our business will be subject to all the risks associated with introducing a new technology. There is substantial risk that our technology may not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. We have not undertaken any independent market studies to determine the feasibility of our technology.

  We will operate in a highly competitive environment.
  ----------------------------------------------------
  Competition ranges from the traditional methods of separating materials currently employed in the industry, to various companies which have patented alternative methods of separation methods. Many of our competitors are larger and have significantly greater financial resources, operating experience, management experience, and other capabilities than we do.

  Our technology is in the early stages of development and there is no
  -------------------------------------------------------------------------
assurance the technology will prove successful.
-----------------------------------------------
  Our technology is in an early stage of development, and no revenues have been generated from the sale of the technology. The development of new technology is highly uncertain and subject to a number of significant risks. Technology that appears to be promising at early stages of development may not reach the market for a number of reasons. Such technology may be found to be ineffective, may be uneconomical, may fail to achieve market acceptance or may be precluded from commercialization by proprietary rights of third parties.

  Our technology is patented and parties may make claims against us.
  ------------------------------------------------------------------
  Our success will depend in large part on our ability to obtain patents, maintain trade secrets and operate without infringing on the proprietary rights of others, both in the United States and in other countries. The patent positions of high technology companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth of claims allowed in high technology patents or their enforceability cannot be predicted. There can be no assurance that any of our patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to EMPS.

  Our commercial success also will depend, in part, on our not infringing patents issued to others. Our competitors may file for patents similar to those of EMPS. Some of these applications or patents may limit or preclude our applications, or conflict in certain respects with claims made under our patents. Furthermore, we may from time to time in the future, be notified of claims that we may be infringing patents or other intellectual property rights owned by third parties. Litigation, which could result in substantial costs to EMPS, also may be necessary to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome is favorable to us. An adverse outcome could subject us to significant liabilities to third parties.

  We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

  We lack extensive marketing experience and rely heavily on third parties
We currently have no sales, marketing or distribution capability. We will rely, in part, on collaborative relationships, such as licensing agreements, to market our technology. To market our technology directly, we must develop a marketing and sales force with technical expertise. There can be no assurance that we will be able to establish in-house sales and marketing capabilities or relationships with third parties, or that we will be successful in gaining market acceptance for our technology. To the extent we enter into co-promotion or other licensing arrangements, any revenues received by us under those collaborations will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful.

  The shares are offered by EMPS on a "best efforts" basis.
  ---------------------------------------------------------
  There is no underwriter and no firm commitment from anyone to purchase all or any of the shares. No assurance can be given that all or any of the shares will be sold. If we are unable to sell the shares we will have no funds available for operations and if we sell less than the full 200,000 shares, the funds available to us will be significantly reduced and we will have to scale back and revise our plan of operations or seek other means of financing. We have no commitments for any financing and are dependent upon this offering to implement our operation.

  There is no public market for our shares.
  -----------------------------------------
  At present, our shares are not traded publicly. There is no assurance that a trading market will develop or, if developed, that it will be sustained. We will not list the securities on any exchange or NASDAQ because we will not be able to meet the financial criteria for any such listing. Therefore, any investment in the shares will be very non-liquid. However, we do intend to apply for listing on the Over-the-Counter Bulletin Board ("OTCBB"). A purchaser of shares may, therefore, find it difficult to resell the shares should he desire to do so. Furthermore, the shares are not marginable and it is unlikely that a lending institution would accept the shares as collateral for a loan.

  The price for the shares was arbitrarily determined by our management.
  -----------------------------------------------------------------------
There is no relationship between the offering price of the shares and our assets, earnings, book value, net worth or other economic or recognized criteria or future value of our shares.

  If a public market develops for the shares, many factors will influence
  -------------------------------------------------------------------------
the market prices.
------------------
  The shares will be subject to significant fluctuation in response to variations in operating results of EMPS, investor perceptions of us, supply and demand, interest rates, general economic conditions and those specific to the industry, developments with regard to our activities, future financial condition and management.

  We are not certain we can implement our operations if less than the full
  -------------------------------------------------------------------------
offering amount is realized.
----------------------------
  We believe that the net proceeds from the sale of the shares (assuming that all shares are sold) will provide us with sufficient capital to fund the initial marketing and operating costs of EMPS. If we receive less than the full offering amount, we will limit our initial operations to designing and constructing basic equipment and research of the effects of the technology rather than the purchase of equipment which would enable the setup and up-scaled commercial operation anticipated should the full offering amount be raised.
Many factors may, however, affect our cash needs, including our possible failure to generate revenues from the sale of our technology.

  Our management shall have wide discretion as to the exact allocation,
  -------------------------------------------------------------------------
priority and timing of the allocation of funds raised from the offering.
------------------------------------------------------------------------
  The allocation of the proceeds of the offering may vary significantly depending upon numerous factors, including the success that we have marketing our technology. Accordingly, management will have broad discretion with respect to the expenditure of the net proceeds of the offering. Investors purchasing the shares will be entrusting their funds to our management, upon whose judgement the investors must depend. See "Use of Proceeds."

  Our management will continue to control EMPS.
  ---------------------------------------------
  Our present officers, directors and principal shareholders own a majority of our outstanding common stock and they may purchase shares in the offering. However, even if the officers, directors and principal shareholders do not purchase any of the shares, such persons will still own a majority of the outstanding voting stock. Therefore, our present management and principal stockholders will continue to be able to elect all the directors and otherwise absolutely control EMPS and investors in the offering will have no ability to remove, control or direct such management. See "Principal Stockholders."

  Our shares are subject to the risks of low-priced shares.
  ---------------------------------------------------------
  Currently the shares are subject to Rule 15g-9, which provides, generally, that for as long as the bid price for the shares is less than $5.00, they will be considered low-priced securities under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low priced shares must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives.

  Broker-dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. The likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the stock, decreased liquidity of the stock and increased transaction costs for sales and purchases of the stock as compared to other securities.

  We have only limited SEC reporting requirements.
  -------------------------------------------------
  Because we are only subject to Section 15(d) of the Exchange Act, we will not be subject to the proxy rules, short-swing profits regulations, beneficial ownership report regulations and the bulk of the tender offer regulations. Therefore, we may only be required to file periodic reports for a limited period of time. We do intend to provide our shareholders with annual reports containing audited financial statements from our independent accountants and other periodic reports as we feel necessary. However, in view of the fact that we may have limited reporting requirements, the investor will have less information available with which to assess the status of EMPS.

  There are disproportionate risks to new investors.
  --------------------------------------------------
  Collectively the existing shareholders own 800,000 shares of our presently outstanding shares, for which they paid $9,182 cash. If the maximum number of shares offered hereby are sold, upon completion of the offering present stockholders will own 80% of the then outstanding shares, and investors in the offering will own the other 20%, for which they will have paid $200,000 cash. Thus, investors in the offering will contribute to the capital of EMPS a disproportionately greater percentage than the ownership they receive. Present stockholders will benefit from a greater share of EMPS if successful, while investors in the offering risk a greater loss of cash invested if we are not successful. See "Comparative Date."

  Investors who purchase the shares will experience immediate dilution in
  -------------------------------------------------------------------------
the book value of the shares which they acquire.
------------------------------------------------
  Our present shareholders acquired their shares at an average cost of $0.00258 per share, substantially less than the $1.00 per share to be paid by investors in this offering. Dilution may also occur if we issue additional shares at a price lower than the current offering price. A substantial portion of our 50,000,000 authorized shares will remain unissued if all shares are sold. The Board of Directors has, however, the power to issue such shares without shareholder approval. Following the offering, any additional issuances of shares by us from our authorized but unissued shares would have the effect of further diluting the book value of shares and the percentage ownership interest of investors in this offering.

  We could issue additional stock without shareholder approval.
  -------------------------------------------------------------
  We are authorized to issue up to 50,000,000 shares, of which no more than 1,000,000 shares will be issued and outstanding upon completion of the offering. To the extent of such authorization, our Board of Directors will have the ability, without seeking shareholder approval, to issue additional shares in the future for such consideration as the Board of Directors may consider sufficient. The issuance of additional shares in the future will reduce the proportionate ownership and voting power of the shares offered hereby.

  Some of our shares may be eligible for future sale.
  ---------------------------------------------------
  Of the 800,000 shares presently outstanding, all were issued to Particle
Separation Technologies, LC. in exchange for the patents held by us.   These
shares are subject to the resale limitations imposed by Rule 144. While these shares are not being offered for sale presently, they may at some time in the future be sold, pursuant to Rule 144, into any public market that may develop for the shares. Future sales by current shareholders could depress the market prices of the shares in any such market.

  The shares have no cumulative voting or pre-emptive rights.
  -----------------------------------------------------------
  There are no preemptive rights in connection with the shares. Cumulative voting in the election of directors is not permitted. Accordingly, the holders of a majority of the shares, present in person or by proxy, will be able to elect all of our Board of Directors. Even if all the shares are sold, the current shareholders will own a majority interest in us. Accordingly, the present shareholders will continue to elect all of our directors and generally control our affairs.

                                 USE OF PROCEEDS
                                ----------------
  The following table sets forth management's present estimate of the allocation of net proceeds expected to be received from this offering. Actual expenditures may vary from these estimates. Pending such uses, we may invest the net proceeds in investment-grade, short-term, interest-bearing securities.

                                                  If Maximum
                                                  Amount Sold
                                                  ------------

Total Proceeds                                    $200,000

Less:
        Offering Expenses                         $20,000
        Filing Fees

Net Proceeds from Offering Available              $180,000

Use of Net Proceeds
        Prototype
           Power supply amplifier                 $8,500
           Inductor-capacitor-resistor            $8,500
           circuit
           High-frequency toroid                  $12,750
        Research on Effects of technology         $15,100
        Administrative Costs                      $45,900
        Legal fees                                $42,500
        Material Handling and Separation          $46,750
          Equipment
------------------------------------------------------------------------------

        Total Use of Net Proceeds                 $180,000
------------------------------------------------------------------------------

  Administrative costs include continued accounting, telecommunications, travel, etc. We anticipate incurring legals fees for the preparation of patent applications and filings in the United States and certain foreign countries party to the Paris Convention Treaty.

  The funds designated for Material for Handling and Separation Equipment will allow us to purchase a laminar flow, high velocity material handling separation system which will pre-concentrate aerodynamically (according to surface area) and by specific gravity any particles of heavier metals contained in any bulk material targeted for further separation by our technology. This will allow us to set up an up-scale commercial operation.

  Should we realize less than the full offering, we intend to scale back our initial operations and concentrate of building and testing a prototype unit rather than pursue a full scale operation.

                                    DILUTION
                                    ---------
  As of the date of this offering, we had 800,000 shares issued and outstanding and a net tangible book value of $2,062 or $0.00258 per share.

  The proceeds from the sale of shares will vary depending on the total number of shares sold.

  If all 200,000 shares are sold, there would be a total of 1,000,000 shares issued and outstanding. If the maximum 200,000 shares are sold, the net proceeds to us after deducting offering costs of $20,000 would be $180,000. Adding the net proceeds to the net tangible book value, the total net tangible book value of EMPS would be $182,062. Dividing the net worth of EMPS by the number of shares outstanding discloses a per share book value of approximately $0.182 per share. Therefore, the shareholders who purchased pursuant to the offering will suffer an immediate dilution in the book value of their shares of approximately $0.818 or approximately 82% and the present shareholders will receive an immediate book value increase of approximately $0.815 per share.

  "Dilution" means the difference between the price of the shares purchased by purchasers in the offering from the pro forma net tangible value per share after giving effect to the offering.

     "Net tangible book value" is obtained by subtracting the total liabilities from the total tangible assets (total assets less intangible assets and offering expenses). Net tangible book value per share is determined by dividing the number of shares outstanding into the net tangible book value of shares immediately after the offering.

                                COMPARATIVE DATA
                                -----------------

     The following chart illustrates the pro forma proportionate ownership in EMPS, upon completion of the offering, of present stockholders and of investors in the offering, compared to the relative amounts paid and contributed to the capital of EMPS by present stockholders and by investors in this offering, assuming no changes in net tangible book value other than those resulting from the offering.


                      Shares     Percent  Cash Paid    Percent   Average
                      Owned                                      Price/share
                       -------    -------  ---------    -------   -----------
Present Shareholders  800,000    80%      $9,182       4.3%      $0.00258
New Investors         200,000    20.0%    $200,000     95.7%     $1.00

                              PLAN OF DISTRIBUTION
                              --------------------
     The offering will not be sold through selling agents. Our officers and directors will sell the shares on a "best efforts" basis.

                   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                              AND CONTROL PERSONS
                    -----------------------------------------
     The following table sets forth our directors, executive officers, promoters and control persons, their ages, and all offices and positions held within EMPS. Directors are elected for a period of one year and thereafter serve until their successor is duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.

Name of Director    Age   Term Served as          Positions with EMPS
----------------    ----  --------------          ---------------------
Louis Naegle        34    Since August 26, 1998   President, Treasurer,
                                                  and Director

Timothy L. Adair    34    Since May 18, 1999      Director & Secretary

     The above individuals will serve as our officers and/or directors. A brief description of their positions, proposed duties and their background and business experience follows:

     Louis Naegle, President, Treasurer and Director.  Age 34.
     ----------------------------------------------------------
     Mr. Naegle graduated from the University of Utah in 1991 with a Bachelor of Arts degree in Political Science. Mr. Naegle brings over 13 years experience in marketing and sales. He earned top sales awards while working for a large international home builder and has previously owned a successful sales consulting business. Mr. Naegle was employed as a sales agent for Equimark Properties, Inc., and he is currently a licensed real estate broker. Mr. Naegle owns LISN Investments, LC. and brings experience from the international arena where he served as liaison in the former Soviet Union for SATCO International.

     Timothy L. Adair, Secretary and Director.  Age 34.
     --------------------------------------------------
     Mr. Adair graduated from Brigham Young University in 1988 with a Bachelor of Arts degree in Mechanical Engineering and received a Masters of Business Administration from Brigham Young University in 1990. Mr. Adair currently acts as a HR Analysis Manager at Intermountain Health Care in Salt Lake City where he works specifically with Information Systems/Processes and Financial Analysis. Prior to his current position, Mr. Adair has six years previous experience as a Financial Analyst and a Compensation Analyst. Mr. Adair has had nearly ten years of real estate investment and management experience. He is a Partner of Adlaw, and a member of both Forest Property Management LLC, and Olympus Property Management LLC.

Key Consultants
---------------
     Raj K. Rajamani.
     ----------------
     Mr. Rajamani is currently the Acting Chair of the Metallurgical Engineering Faculty at the University of Utah. Mr. Rajamani received his Bachelor of Science in Chemical Engineering at the Annamalai University in Madras, India and received his M. Tech. in Chemical Engineering from the Indian Institute of Technology in Kanpur, India. He later received both an M.E. in Chemical Engineering and a Ph.D. in Metallurgy from the University of Utah. Mr. Rajamani has done research and published extensively on ultra fine grinding, computational fluid dynamics applications, electrodynamic separation of particles and has done modeling of grinding kinetics and charge motion in comminution machines. Mr. Rajamani supports the Company as a consultant on an as needed basis.

     Vladimir Leonidovich Saveliev, Ph.D.
     -------------------------------------
     Dr. Saveliev has over thirty years of fundamental and applied research experience at the Institute of Ionosphere and Institute of Higher Energy Physics in the fields of plasma physics, electrodynamics, propagation of radio waves, kinetic theory, applied mathematics, Monte-Carlo method and numerical simulation. His extensive education includes a 1966 Specialized Physics, Mathematics and Chemistry certificate, a 1971 Master of Science degree from Novosibirsk State University in Physics, 1982 Degree, Candidate of Physical and Mathematical Sciences (equivalent to Ph.D.) Defended at the Institute of Theory and Applied Mechanics, Novosibirsk Scientific Center and a 1990 Academic Rank of Senior Researcher, certified by the High Certification Committee at Ministry Council of USSR. Dr. Saveliev began his professional career at the Institute of High Energy Physics, Academy of Sciences of SazSSR in 1971. He has been advisor to the Ph.D. Thesis of several scientists and a Senior Researcher, Scientific Consultant, Leading Researcher and is currently at the Institute of Ionosphere, Academy of Sciences of the Republic of Kazakhstan. He is a member of the American Mathematic Society, Referee of European Physics Letters and other journals, Expert of Ministry of Science - Academy of Sciences Republic of Kazakhstan. Dr. Saveliev is widely published in the areas of electromagnetics, plasma dynamics and ionosphere excitation.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT
                    -----------------------------------------
     The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to receive distributions from the Company and proceeds from the sale of shares). Inasmuch as these rights may be held or shared by more than one person, each person who has a beneficial ownership interest in shares is deemed to be the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

     Mr. Naegle and Mr. Adair are officers and directors of EMPS.

Type of                            Amount & Nature of            % of Class
Security    Name and Address       Beneficial Ownership          After Offering
---------   -----------------      --------------------          ---------------
Common      Louis Naegle           -0-                           -0-
            1745 S. 2600 East
            Salt Lake City
            Utah   84108

Common      Timothy L. Adair       -0-                           -0-
            2143 S. 900 E.
            Bountiful, UT 84010

Common      Particle Separation    800,000                       80%
            Technologies, LC.
            3500 Pine Valley Road
            Woodland, Utah 84036

------------------------------------------------------------------------------------

All officers and directors         -0-                           -0-
as a group (2 persons)
------------------------------------------------------------------------------------

            TOTAL                  800,000                       80%

------------------------------------------------------------------------------------


                      COUNSEL TO THE ISSUER WITH RESPECT
                           TO THE PROPOSED OFFERING
                       -----------------------------------
Poulton & Yordan, 136 E. South Temple Suite 1700A, Salt Lake City, Utah 84111.

                    RELATIONSHIP WITH ISSUER OF EXPERTS NAMED
                            IN REGISTRATION STATEMENT
                   ------------------------------------------
     None of the experts named herein was or is a promoter, underwriter, voting trustee, director, officer or employee of EMPS. Further, none of the experts was hired on a contingent basis and none of the experts named herein will receive a direct or indirect interest in EMPS.

                                LEGAL PROCEEDINGS
                                -----------------
     To the knowledge of management, there is no material litigation pending or threatened against EMPS or our management. Further, we are not aware of any material pending or threatened litigation to which we or any of our directors, officers or affiliates are or would be a party.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ---------------------------------------------
     None.

                       DISCLOSURE OF COMMISSION POSITION
               ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
              --------------------------------------------------

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the following provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of EMPS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                          DESCRIPTION OF THE SECURITIES
                         ------------------------------

     The following summary describes the material provisions of our Articles of Incorporation and Bylaws relating to the securities, copies of which will be furnished to an investor upon written request therefor.

     Pursuant to Article VII of our Articles of Incorporation, no director or officer shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer shall be liable to the extent provided by applicable law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or
(ii) for the payment of dividends in violation of NRS 78.300.

     The foregoing limitations do not affect the standards to which directors must conform in discharging their duties to stockholders or modify the availability of equitable relief for breach of duty. Further, the foregoing limitations do not affect the availability of relief under causes of action based on Federal law, including the Federal securities laws.

     The shares being registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

     Description of Common Stock.
     ----------------------------
     Our authorized capital stock consists of 50,000,000 shares of common stock with a $.001 par value. As of the date of this Registration Statement, we had outstanding 800,000 shares, all of which is validly issued, fully paid and non-assessable. Holders of our shares are entitled to receive dividends when declared by the Board of Directors out of funds legally available therefore.
Any such dividends may be paid in cash, property or shares. We have not paid any dividends since our inception. All dividends will be subject to the discretion of our Board of Directors, and will depend upon, among other things, our operating and financial conditions, our capital requirements and general business conditions. Therefore, there can be no assurance that any dividends on the shares will be paid in the future.

     All shares have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, and a quorum for shareholder meetings shall result from a majority of the issued and outstanding shares present in person or by proxy. Accordingly, the holders of a majority of the shares present, in person or by proxy at any legally convened shareholders' meeting at which the Board of Directors is to be elected, will be able to elect all directors and the minority shareholders will not be able to elect a representative to the Board of Directors.

     Shares have no preemptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Each share is entitled to share pro rata any assets available for distribution to holders of its equity securities upon our liquidation.

     During the pendency of the offering, subscribers will have no rights as stockholders until the offering has been completed and the shares have been issued to them.

     Description of Stock Options.
     -----------------------------
     The Board of Directors has adopted the EMPS Corporation 1998 Stock Option Plan (the "Plan") allowing us to offer our key employees, officers, directors, consultants and sales representatives, an opportunity to acquire a proprietary interest in us. The various types of incentive awards which may be provided under the Stock Option Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business. To date we have not issued any options pursuant to the Plan. No option shares are being registered under this registration statement.

     The total number of shares reserved and available for distribution under the Plan shall be 400,000 shares. These shares will underlie the options issued by us pursuant to the Plan. The option holders will not be protected against dilution if we should issue additional shares in the future. Neither the options, nor the shares underlying the option have preemptive rights.

     In the case of any reclassification, change, consolidation, merger, sale or conveyance of our shares to another corporation, we will make adequate provision whereby the registered holder of any outstanding option will have the right thereafter to receive an exercise of the options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of our shares.

     Other provisions of the options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the options. The following information is a summary of the EMPS Corporation 1998 Stock Option Plan and is qualified by reference to the plan. (See the "EMPS Corporation 1998 Stock Option Plan" attached hereto as Exhibit
29).

     1. The shares underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as other shares. (See "Description of Common Stock").

     2.   Once an option is granted, it may not be called by us.

     3. The options may not be sold prior to six months from the date of the grant of the related award without our prior approval.

     4. Unless exercised within the time provided for exercise, the options will automatically expire.

     5. The exercise price per share purchasable under a stock option shall be determined by the Committee at the time of grant and may not be less that 100% of Fair Market Value of the shares, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the shares.

     6. There is no minimum number of shares which must be purchased upon exercise of the option.

     7. The option holders, in certain instances, are protected against dilution of their interest represented by the underlying shares upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

     Transfer Agent.
     ---------------
     Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, Telephone (801) 272-9294, has agreed to serve as our transfer agent and registrar.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                   -----------------------------------------

     The statements under the heading "Certain Federal Income Tax Considerations,' to the extent such statements refer to matters of tax law, are solely the opinions of management. Management has not sought or obtained any formal legal opinion as to such matters, and no conclusion of counsel is binding on the Internal Revenue Service or the courts in any event. There can be no assurance that the Internal Revenue Service or the courts will not reach different conclusions regarding the transactions contemplated hereby. This discussion does not address certain Federal income tax consequences that are the result of special rules, such as those that apply to life insurance companies, tax exempt entities, foreign corporations, and nonresident alien individuals.
In addition, the discussion does not address alternative minimum tax considerations and is limited to investors who will hold shares as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion also assumes that the shares will be traded on an established securities market. This discussion is based on relevant provisions of the Code, the Treasury Regulations promulgated thereunder (the "Regulation), revenue rulings published in the Internal Revenue Bulletin and judicial decisions in effect at the date of this Prospectus. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein.

     The tax treatment to a holder of shares may vary depending on such holder's particular situation. Potential investors should consult their own tax advisors as to the tax treatment that may be anticipated to result from the ownership or disposition of common stock in their particular circumstances, including the application of foreign, state or local tax laws or estate and gift tax considerations.

     State and Local Income Taxes.
     -----------------------------
     A holder of shares may be liable for state and local income taxes with respect to dividends paid or gain from the sale, exchange or redemption of shares. Many states and localities do not allow corporations a deduction analogous to the Federal dividends received deduction. Prospective investors are advised to consult their own tax advisors as to the state, local and other tax consequences of acquiring, holding and disposing of shares.

                    ORGANIZATION WITHIN THE LAST FIVE YEARS
                   -----------------------------------------

     We are a start-up company and have no operating history. As soon as the money from this offering is made available, we expect to make all arrangements necessary so that we can commence operations immediately.

                             DESCRIPTION OF BUSINESS
                            ------------------------

Company History
---------------
     We incorporated under the laws of the state of Nevada on July 14, 1998 as EMPS Corporation. We were formed to further develop and market patented technology for commercially separating nonmagnetic particulate material from other materials without chemical, pyrotechnical or hydro-mechanical methods. Our management believes this new technology is less expensive and environmentally safer than current particulate material separation methods.

     We have not commenced any business operations other than organizational and administrative functions.

Business of the Company
-----------------------

     We intend to engage in the business of marketing and licensing our patented technology for use in commercially separating nonmagnetic particulate material.

     No known system or method exists in industry for commercially separating nonmagnetic particulate material, such as gold, from other materials without chemical, pyrotechnical or hydro-mechanical methods. These current methods are expensive and can be environmentally unsafe.

     In the case of hydro-mechanical separation, water is used as a medium to carry particles through machinery (trammels and jigs), over vibrating tables or centrifugal apparatuses which utilize specific gravity in the separation process. When water is available, its usage often requires significant capital expenditures for pumping systems, infrastructure and continual pump maintenance. Water separation systems can be seasonally restrictive due to weather considerations. After separation, additional energy is needed for the drying processes to remove the moisture from the separated material.

     Chemical methods require great planning and care. Without proper handling and disposal of the caustic chemicals used in these processes, environmental disasters can occur. The long-term environmental effects of chemical separation are only now beginning to be understood. Usually, drying processes are needed to remove the moisture from the separated material.

     Pyrotechnical methods require strict attention to the toxic gases created in the energy intensive burn process. Scrubbers and other apparatuses are needed to capture furnace emissions.

     Our invention, uses heretofore unrecognized principles that allow separation of electrically conductive, nonmagnetic particles more efficiently and safely than before. Electrodynamic separation of nonmagnetic free-flowing materials is accomplished by introducing the material into a region of magnetic field gradient that fluctuates with time. The variable field induces magnetic dipoles in the conducting particles of the material, producing electrodynamic forces that deflect the electrically conducting particles from the imposed magnetic field. Therefore, the conducting particles are separated from the feed material. Research derived from mathematical and actual working models indicate that the invention should specifically address this problem in industry.

     EMPS employs the use of an alternating magnetic field in, among other possible configurations, the gap of a torroidal-like shape ferromagnetic core to produce an electromagnetic force with frequencies set according to the specific resistivity and size of the particulate material which is to be separated from other material.

     Independent tests were performed on our technology by the Department of Metallurgical Engineering at the University of Utah. After careful consideration by the faculty, it was determined that these experiments warranted special Departmental attention due to the unique nature of the heretofore unrecognized principles involved. Independent test results with supporting calculations, data and experiments were implemented by a special team, including two faculty members, and are described by graduate student, Dongman Kim, in a recent Master's Thesis entitled "Electrodynamic Separation of Conducting Particles in an Alternating Magnetic Field". The Thesis concludes:

          "In this study, separation of conductive materials from mixed particles has been proved to be successful. Based on what is reported here, a pilot-scale unit can be built for further scale-up to a larger industrial-size unit."

     It is this "pilot-scale" unit that will be the focus of our financial and technical resources.

     There are many occasions in scientific and industrial applications where materials must be separated from one another. Particularly in the mining industry, valuable metals must be efficiently separated from other materials which are found in the ore. In many industrial applications, separation of particles having different sizes and densities relies on the earth's gravity as well as some additional process such as filtration. All such arrangements which have been devised utilizing gravity to separate particles of different densities include one or more drawbacks as are recognized in the art. For example, such arrangements may require water as a carrier for the particles to be separated. Disadvantageously, the water must be removed from the particles after separation. Moreover, in some mining locations, water is not readily available.

     In order to provide efficient separation without water, various apparatus and techniques have been proposed which also utilize some electromagnetic properties of materials, rather than density alone, to separate materials.
While the task of separating magnetic materials from non magnetic materials is a relatively easy one, the task of separating a nonmagnetic material from other nonmagnetic materials utilizing the magnetic properties of the materials has been the subject of research in the industry. Still, many problems and drawbacks exist with the proposed schemes. Particularly in the mining industry, there have been numerous attempts to separate materials from one another, for example gold from other materials, based on the differing magnetic properties of the materials.

     One example of a previous scheme is represented by U.S. Pat. No. 5,057,210 to Julius. The Julius reference recognizes that the creation of eddy currents in conductive materials allows a magnetic field to move a nonmagnetic material. The Julius reference, however, utilizes a rotating permanent magnet to generate a changing magnetic field and thus does not recognize critical aspects of the use of induced eddy currents in electrically conductive, nonmagnetic materials.

     Another example of a previous scheme is represented by U.S. Pat. No. 5,161,695 to Roos. The Roos reference also recognizes that the creation of eddy currents in conductive materials allows a changing magnetic field to move particles of a nonmagnetic material. The Roos reference, however, utilizes permanent magnets, as does the Julius reference, and thus does not recognize critical aspects of utilizing induced eddy currents to cause movement of nonmagnetic particles. The scheme of the Roos reference is ineffective.

     In view of the shortcomings inherent in the previously proposed schemes to separate nonmagnetic materials using magnetic force, it is a significant advance in the art to provide a more efficient system and method of separating electrically conductive nonmagnetic materials.

     The primary object of our invention is to provide a practical system and method for separating electrically conductive nonmagnetic materials. It is also an object of our invention to provide a system and method for separating electrically conductive nonmagnetic materials which does not rely on moving mechanical parts to achieve separation of the materials. It is further the object of our invention to provide a system and method for separating electrically conductive nonmagnetic materials from each other which does not require any liquid.

     Our present invention provides a system and method for separating electrically conductive, nonmagnetic particles which could not otherwise be separated using flotation or filtration schemes. Further, our invention provides a system and method for separating electrically conductive, nonmagnetic particles wherein characteristics such as the specific resistivity and the size of the particle determine the separation of one material from other materials.

     Our invention provides a system for separating first electrically conductive particulate material from one or more other materials. The invention is particularly intended for use with materials in particulate form but can also be used with materials in other forms. Our invention can also be used in conjunction with other separation technologies, such as flotation and filtration, which are known in the art. For example, the separation techniques of the present invention can be used before or after materials have been subjected to other separation techniques known in the art.

     Our invention includes means for localizing a magnetic field at a first location. The magnetic field is an alternating or oscillating field. It is preferred that the magnetic field have a strength of at least 1 kilogauss (kGs) and have a frequency of, for example, at least 10 kilohertz (kHz). In contrast with the prior art, the present invention considers the size of the particle when selecting the frequency. As the size of the particle to be separated decreases, the frequency preferably increases. For example, a frequency of 10 kHz may be used for the largest particles needing separation, a frequency of 20 kHz if medium size particles are to be separated, and a frequency of 40 kHz or higher for the smallest particles which are to be separated.

     The means for localizing a magnetic field can desirably include a core of ferromagnetic material formed in a torroidal-like shape, at least one gap formed in the core, and an electrical conductor wound around the core, the conductor being capable of carrying electrical current and inducing a magnetic flux in the gap. Alternatively, other structures which can be devised by those skilled in the art can function as the means for localizing. For example, a coil with a plurality of gaps and without a core can function as the means for localizing.

     A means for directing a material stream to the gap is also provided. The material stream comprises both the desirable first particles which consist of an electrically conductive, nonmagnetic material and a second material which can consist of one or a plurality of other materials. A means for setting the velocity of the material stream is preferably provided.

     Our invention may also include means for sorting the particulate material according to size and conveying the first electrically conductive particulate material to the means for directing a material stream to the first location. Our invention utilizes heretofore unrecognized principles that allow separation of electrically conductive, nonmagnetic particles more efficiently than before.

     Our invention exploits the characteristics of particle electrical specific resistivity and particle size. Thus, in contrast to the previously proposed schemes, the present invention considers the size of the particles in the separation process. For example, some embodiments of the present invention preferably include means for sorting particles having a diameter not larger than about five millimeters and more preferably not larger than about two millimeters. Embodiments of the present invention may also comprise means for measuring the size of the particles of the electrically conductive particulate material so that the operation of the system can be adjusted for best efficiency. Moreover, in contrast to the previously proposed schemes, the present invention considers the specific resistivity of the particles in the separation process.

     Included in our invention is a means for generating an alternating current and for applying it to the means for localizing a magnetic field. The frequency of the alternating current is set according to the specific resistivity (or conductivity) of the desired material and the size of the particles comprising the desired material. Selected embodiments of the present invention preferably include means for increasing the frequency of the alternating current as the size of the first particles decreases.

     The means for localizing a magnetic field and the means for generating an alternating current cooperate together to induce an alternating magnetic field at a location, for example the gap, where separation occurs. Separation occurs as a result of the alternating magnetic field deflecting the path of the desired material in a different amount than the other material present in the stream is deflected. Structures are also included to function as a means for gathering the first particles as they are separated from the material stream.

     The method of our invention preferably includes the steps of generating an alternating magnetic field, introducing a stream of particles into the magnetic field, the stream of particles including both the desired first particles and undesired second particles. The step of adjusting the frequency of the alternating magnetic field is carried out in accordance with the specific resistivity and the size of the first particles. By properly adjusting or choosing the frequency of the alternating magnetic field, the first particles are imparted a trajectory which is different than the trajectory of the other particles in the particle stream. In order to adjust for the size of the particles, the EMPS invention increases the frequency of the alternating magnetic field as the size of the first particles decreases.

     Since the size of the particles greatly influences the separation process, it may be desirable to pre-sort the particles according to size or adjust the size of the particles before being subjected to the alternating magnetic field. Moreover, it is desirable to adjust the velocity of the particles in the particle stream as they enter the magnetic field.

     The particle stream is subjected to the magnetic field for a period of time while the first particles are gathered into one location and the remaining material gathered into another location. Our invention has particular application for separating particles of gold from other materials.

     Our invention efficiently separates electrically conductive, nonmagnetic particles based upon the particle's size and the particle's specific electrical resistivity. Thus, one type of desired electrically conductive, nonmagnetic particle can be readily separated from other undesired electrically conductive, nonmagnetic particles in accordance with the present invention. Even if the desired and undesired particles are of substantially the same particle size, but the particles have different specific electrical resistivities, the particles can be separated from one another using our invention. The desired particle is pushed out from the oscillating magnetic field, i.e., its trajectory is altered, and the undesired particles are substantially unaffected by the oscillating magnetic field and thus pass through without substantial alteration of their trajectories.

     Our invention can be carried out so that particles can be separated from each other in a batch-by-batch fashion or in a continuous flow process. The continuous flow process is presently preferred and more efficient.

     Further, our invention provides a system and method for separating electrically conductive nonmagnetic materials which does not rely on moving mechanical parts to achieve a separation of the particles. Our invention also provides a system and method for separating electrically conductive, nonmagnetic particles wherein the magnetic field which induces eddy currents in the particles also causes movement of the particles which are to be separated and wherein both the electrical conductivity and the size of the particle determine the separation of one type of particle from other types of particles.

Competition
-----------

     We will operate in a highly competitive environment. Current competition consists of companies employing hydro-mechanical, chemical and pyro-technical methods of particle separation. While these companies have greater resources than we do, we believe that our method of separation gives us a competitive edge. Once developed, our process has the potential of separating a large amount of raw material in a short time (one ton per hour), efficiently and without harming the environment.




Advertising and Marketing Strategy
----------------------------------

     We plan on focusing its operations on developing a functional prototype. After which we will either seek a contract with entities for licensing our technology for third party use, participating in some form of joint venture activity with outside companies or our actual involvement on an upscale basis in the application of particle separation business of various precious metals or assisting in environmental clean-up operations through existing companies involved in governmental projects. Until the time a functional prototype is constructed, our advertising and marketing will be limited.

     We may seek limited advertizing and marketing through interaction with the target industry and direct contact sales. Additionally, we may seek further exposure through trade journals and symposia.

Employees
---------

     We currently have no employees aside from officers and directors who work on a part time, as needed basis with no commitment for full time employment.
Raj Rajamani and Vladimir Leonidovich Saveliev both support EMPS on a consultant basis. We do not foresee hiring any further employees until revenues and operations warrant the addition of employees.

                              PLAN OF OPERATIONS
                              ------------------

     The Company's purpose is to engage in the business of marketing and licensing the technology rights for a nonmagnetic particulate material separation. We initially intend to design and construct a prototype capable of separating one ton per hour of particles . This will enable us to contract with numerous entities for either licensing EMPS technology for third party use, participating in some form of joint venture activity with outside companies or our actual involvement on an upscale basis in the application of particle separation business of various precious metals or assisting in environmental clean-up operations through existing companies involved in governmental projects.

     Our plan of operation for the next twelve months is to raise funds through the offering, develop a prototype device employing the patented technology, market our technology and commence active business operations. In addition to providing capital to help defray various start up expenditures, management believes that a principal use of the offering proceeds will be to provide initial working capital necessary upon commencement of operations until sufficient revenues are generated to cover such operating expenditures. In order to commence active business operations management is engaging in a number of planning stage and preliminary activities. These activities include the following:

Establish agreements on an Independent Contractor basis with outside labs and shops to use third party equipment to design and construct the prototype

Arrange prototype development and testing;

Initial development of marketing literature for use in our marketing efforts;

Negotiate and enter into licensing agreements with third parties to market our technology.

     To date, we have not printed any marketing literature, arranged for prototype development and testing or entered any licensing agreements.

     Start-up costs include purchase of equipment to design and construct a prototype, costs for research of the effects of EMPS technology, and administrative fees. We anticipate that we will be able to design and construct needed equipment and conduct research on the effects of the technology with less than the full offering amount being raised. However, we anticipate that additional equipment, which will allow us to set up an up-scale commercial operation, can be purchased if the maximum offering is raised. Further, we anticipate that the maximum offering will allow us to continue operations for three years as opposed to the one year of operations that we anticipate less than the full offering will allow.

     Inasmuch as there is no assurance that the offering will be successful or that we will receive any net proceeds therefrom, to date, we have not entered into any contracts or commitments for purchasing of equipment or proceeding with prototype development. Therefore, there is no assurance we will be able, with the proceeds of this offering, to acquire sufficient equipment, contract for laboratory space and services or to perform prototype development. There is also no assurance that we will be able to market and license our technology sufficiently and generate enough business to operate profitably.

     We have received indications of interest from outside sources to license our technology for use in commercial applications once the prototype testing has proven successful. It is our intent to pursue outside sources to market and exploit the technology.

                            DESCRIPTION OF PROPERTY
                           -------------------------

     We currently own U.S. Patent 5,772,043, "System and Method for Separating Electrically Conductive Particles" issued on June 30, 1998 and U.S. Patent 5,439,117, ""System and Method for Separating Electrically Conductive Particles" issued on August 8, 1995.

     The patents describe the use of an alternating magnetic field in, among other possible configurations, the gap of a torroidal-like shape ferromagnetic core to produce an electromagnetic force with frequencies set according to the specific resistivity and size of the particulate material which is to be separated from other material. It is these patents upon which we rely for our technology.

                         MARKET FOR COMMON EQUITY AND
                          RELATED STOCKHOLDER MATTERS
                         -----------------------------

     At present, our shares are not traded publicly. There is no assurance that a trading market will develop, or, if developed, that it will be sustained. A purchaser of shares may, therefore, find it difficult to resell the securities offered herein should he or she desire to do so when eligible for public resales. Furthermore, the shares are not marginable and it is unlikely that a lending institution would accept the shares as collateral for a loan.

     Pursuant to this Registration Statement, we propose to publicly offer a maximum of 200,000 shares. To date, no shares are subject to outstanding options, warrants to purchase or securities convertible into common stock. No shares have been sold pursuant to Rule 144 of the Securities Act. We have agreed to register no shares held by existing security holders for resale.

                    REMUNERATION OF DIRECTORS AND OFFICERS
                    ---------------------------------------

     To date, no compensation has been paid to any person associated with us and we presently have no formal employment agreements or other contractual arrangements with the officers, directors or anyone else regarding the commitment of time or the payment of salaries or other compensation. We plan that compensation will be based on profit sharing of ten percent of the pre-tax profit of EMPS to the officers and directors, to be divided equally amongst them.

                       INTEREST OF MANAGEMENT AND OTHERS
                            IN CERTAIN TRANSACTIONS
                      -----------------------------------

     On July 21, 1998 we issued Particle Separation Technologies, L.C., the majority shareholder of the Company, 800,000 shares in exchange for assignments of patent.

                             FINANCIAL STATEMENTS
                             --------------------

     Our audited financial statements appearing in this Registration Statement have been examined by David C. Thomson, P.C., Certified Public Accountant, as indicated in its report contained herein. The financial statements are included in this Registration Statement in reliance upon the report of that firm as an expert in auditing and accounting.



                                EMPS CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                     FOR THE FIVE MONTHS ENDED MAY 31, 1999
                                   (Unaudited)

                                       AND

              FROM INCEPTION (July 14,  1998) TO DECEMBER 31, 1998

                                      WITH

                          INDEPENDENT AUDITOR'S REPORT

                                EMPS CORPORATION
                          (A Development Stage Company)


                                    CONTENTS


                                                                           PAGE


     Independent Auditor's Report                                            1

     Balance Sheets                                                          2

     Statements of Operations                                                3

     Statement of Stockholders' Equity                                       4

     Statements of Cash Flows                                                5

     Notes to Financial Statements                                           6


/Letterhead/
DAVID T. THOMSON, P.C.==========================     Certified Public Accountant

Independent Auditor's Report
----------------------------

Board of Directors
EMPS CORPORATION
----------------

I have audited the accompanying balance sheets of EMPS Corporation (A development stage company) as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows from inception (July 14, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMPS Corporation (A development stage company) as of December 31, 1998, and the results of its operations and its cash flows from Inception (July 14, 1998) to December 31, 1998 in conformity with generally accepted accounting principles.

As discussed on Note 1, the Company has been in the development stage since its inception on July 14, 1998. The Company has no operating capital with current assets exceeding current liabilities by $5,212, and has no operations. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.


/S/ David T. Thomson, P.C.
Salt Lake City, Utah
June 16, 1999


/Letterhead/
              P.O. Box 571605 - Murray, Utah 84157 - (801) 966-9481


                                EMPS CORPORATION
                          (A Development Stage Company)

                                 BALANCE SHEETS


                                        ASSETS

                                                               May 31,  December 31,
                                                                  1999          1998
                                                          ------------  ------------
                                                            (UNAUDITED)

CURRENT ASSETS:
   Cash on Hand                                           $          -  $          -
                                                          ------------  ------------

        Total Current Assets                                         -             -
                                                          ------------  ------------
OTHER ASSETS
   Deferred offering costs                                       7,411         5,003
   Patents, net of amortization of $38 and $20                     762           780
   Organization costs net amortization of $200 and $100          1,009         1,109
                                                          ------------  ------------
        Total Other Assets                                       9,182         6,892

TOTAL ASSETS                                              $      9,182  $      6,892
                                                          ============  ============
                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts Payable                                       $      7,120  $      5,212
                                                          ------------  ------------
        Total Current Liabilities                                7,120         5,212
                                                          ------------  ------------

STOCKHOLDERS' EQUITY
   Common Stock; $.001 par value, 50,000,000
      shares authorized, 800,000 and 800,000 shares
      issued and outstanding respectively                          800           800
   Additional paid-in capital                                    1,855         1,000
   Deficit accumulated during the development stage               (593)         (120)
                                                          ------------  ------------
        Total Stockholders' Equity                               2,062         1,680
                                                          ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $      9,182  $      6,892
                                                          ============  ============

      The accompanying notes are an integral part of these financial statements.

                                          2

                                   EMPS CORPORATION
                            (A Development Stage Company)

                               STATEMENTS OF OPERATIONS



                                                    For The        From
                                                       Five   Inception
                                                     Months   (July 14,   Cumulative
                                                      Ended    1998) to   During the
                                                        May    December  Development
                                                   31, 1999    31, 1998        Stage
                                                ----------- -----------  -----------
                                                 (Unaudited)              (Unaudited)

REVENUE                                         $         - $         -  $         -
                                                ----------- -----------  -----------
EXPENSES
    Amortization expense                                118         120          238
    Professional fees                                   355           -          355
                                                ----------- -----------  -----------
                                                        473         120          593
                                                ----------- -----------  -----------

NET INCOME (LOSS)                               $      (473) $     (120) $      (593)
                                                =========== ===========  ===========

EARNINGS (LOSS) PER SHARE                       $     (0.00) $    (0.00) $     (0.00)
                                                =========== ===========  ===========


    The accompanying notes are an integral part of these financial statements

                                        3

                                EMPS CORPORATION
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                                             Deficit
                                                                         Accumulated
                                                             Additional   During the
                                          Common Stock          Paid-in  Development
                                        Shares       Amount     Capital        Stage
                                   -----------  ----------- -----------  -----------
BALANCE, July 14, 1998
(inception)                                  -  $         -  $        -  $         -

Shares issued to parent in
exchange for assignment of
patents at par value of $.001
per share, July 14, 1998               800,000          800           -            -

Capital contributed to the
Company to pay costs                         -            -       1,000            -

Net income (loss) from
inception (July 14,1998) to
December 31, 1998                            -            -           -         (120)
                                   -----------  ----------- -----------  -----------
BALANCE, December 31, 1998             800,000          800       1,000         (120)

Capital contributed to the
Company to pay costs
and expenses (UNAUDITED)                     -            -         855            -

Net income (loss) for the
five months ended
May 31, 1999 (UNAUDITED)                     -            -           -         (473)
                                   -----------  ----------- -----------  -----------

BALANCE, May 31, 1999 (UNAUDITED)      800,000  $       800  $    1,855  $      (593)
                                   ===========  =========== ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                                EMPS CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS

                                                    For the        From
                                                       Five   Inception   Cumulative
                                                     Months   (July 14,       During
                                                      Ended    1998) to          the
                                                        May    December  Development
                                                   31, 1999    31, 1998        Stage
                                               ------------ ------------ ------------
                                                 (Unaudited)              (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash paid for expenses                       $      (355) $        -  $      (355)
                                               ------------ ------------ ------------
      Total cash used in operating activities          (355)          -         (355)
                                               ------------ ------------ ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Organization costs                                     -  (    1,000) (     1,000)
                                               ------------ ------------ ------------
      Total cash used in investing activities             -  (    1,000) (     1,000)
                                               ------------ ------------ ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Capital contributed to the Company                   855       1,000        1,855
   Deferred offering costs                             (500)          -         (500)
                                                ------------ ------------ ------------
      Total cash provided by financing
      activities                                        355       1,000        1,355

NET INCREASE (DECREASE) IN CASH                           -           -            -

CASH - BEGINNING OF PERIOD                                -           -            -
                                                ------------ ------------ ------------
CASH - END OF PERIOD                            $         -  $        -  $         -
                                                ============ ============ ============
RECONCILIATION OF NET INCOME (LOSS) TO NET
CASH PROVIDED (USED) BY OPERATING ACTIVITIES

NET INCOME (LOSS)                               $      (473) $     (120) $      (593)
                                                ------------ ------------               ------------
Adjustment to reconcile net income (loss)
   to net cash provided (used) by operating
   activities
      Amortization of organization
      and patent costs                                  118         120          238
                                               ------------ ------------ ------------
        Total Adjustments                               118         120          238
                                               ------------ ------------ ------------
NET CASH PROVIDED (USED BY) OPERATING
ACTIVITIES                                      $      (355) $        -  $      (355)
                                                ============ ============               ============
NONCASH TRANSACTIONS
   Accounts payable for organization costs      $         -  $      209  $       209
   Accounts Payable for deferred offering costs $     1,908  $    5,003  $     6,911
   Commons stock issued for assignment of
      patents                                   $         -  $      800  $       800

   The accompanying notes are an integral part of these financial statements.

                                        5
                                EMPS CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE   1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Organization - EMPS Corporation (The Company) was organized under the laws of the State of Nevada on July 14, 1998 and has elected a fiscal year end of December 31st . The Company was formed for the purpose of furthering development and marketing of patented technology for commercially separating nonmagnetic particulate material from other materials without pyrotechnical or hydro-mechanical methods. The Company has not commenced planned principle operations and is considered a development stage company as defined in SFAS No.
7. The Company has acquired two patents having to do with the business purpose outlined above.

    Financial statements - The accompanying financial statements include only the accounts of EMPS Corporation and are not presented on a consolidated basis with Particle Separation Technologies, L.C., (Parent) which is its Parent Company. The Parent owns 100% of the common stock of EMPS Corporation.


    Net Earnings Per Share - The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period presented.

   Organization Costs - The Company is amortizing its organization costs, which reflect amounts expended to organize the Company, over sixty (60) months using the straight-line method.

    Assignment of Patent Rights - The Company is amortizing its cost associated with the acquisition of its patents over 18 years using the straight-line method.

    Income Taxes - Due to no operations or net income at May 31, 1999 and December 31, 1998, no provisions for income taxes has been made. There are no deferred income taxes resulting from income and expense items being reported for financial accounting and tax reporting purposes in different periods. The operating loss carryover (NOL) of $120 for 1998 expires in the year 2019. An allowance for the NOL tax benefit of $18 has been recorded in these financial statements.

    Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Unaudited Interim Information   -   In the opinion of management, the
unaudited financial statements reflect all adjustments, consisting only of normal adjustments, necessary to present fairly, the financial position of the Company at May 31, 1999 and the results of operations and cash flows for the five months then ended. The results of operations and cash flows for the five months ended May 31, 1999 should not necessarily be taken as indicative of the results of operations and cash flows for the entire year ended December 31, 1999.

                                        6

                           EMPS CORPORATION USA, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE   2  -  EQUITY TRANSACTIONS

    The Company on July 14, 1998 issued 800,000 of $.001 par value common stock to its Parent Company to acquire Patents to technology explained above in the organization footnote. The stock was valued at par value for a total acquisition cost of $800. At December 31, 1998 $1,000 was contributed to the Company to pay certain cost to organize the Company. After December 31, 1998 through May 31, 1999 an additional $855 was contributed to the Company to pay expenses and offering costs of the Company. The Company has recorded the contributed capital as additional paid-in capital in its financial statements.

NOTE    3  -  RELATED PARTY TRANSACTIONS

    The Parent is providing free office space to the Company, the free rent has been determined to have only nominal value.

    The Company has no employees. As of May 31, 1999 and December 31, 1998 no compensation has been paid or accrued to any officers or directors of the Corporation.

NOTE   4   -   ASSIGNMENTS OF PATENTS TO THE COMPANY

    As outlined above, the Parent has assigned patents for its technology to the Company in exchange for common stock of the Company. The term of the assignment is for the length of time covered under the letters of Patent.

NOTE   5   -   PROPOSED PUBLIC OFFERING OF THE COMPANY'S COMMON  STOCK

    The Company is in the process of preparing a Registration Statement on Form SB-1, under the Securities Act of 1933. The offering to the public will be for 50,000 minimum and 200,000 maximum of its shares of common stock at an offering cost of $1.00 per share. The offering will be managed by the Company and the shares of common stock will be offered and sold by officers of the Company without any discounts or other commissions. The offering terminates 120 days from the effective date unless extended 30 days by management. Direct costs of the offering are estimated to be $10,000.

NOTE   6   -   STOCK OPTION PLAN

   The Company has adopted a stock option plan. The total number of shares of common stock reserved and available for distribution under the Plan shall be 400,000 shares. At May 31, 1999 and December 31, 1998 no options have been granted. The Company can grant incentive stock options or Non-qualified stock options. The grant holding period, the term of the grant, the grant exercise price, when the grant can be exercisable, and the method of exercise are detailed in the stock option plan.





                                        7




No dealer, salesman or other person is
authorized to give any information or to
make any representations other than those
contained in this Prospectus in connection                   EMPS CORPORATION
with the offer made hereby.  If given or
made, such information or representations                     200,000 Shares
must not be relied upon as having been
authorized by the Company.  This                                Common Stock,
Prospectus does not constitute an offer to
sell or a solicitation of an offer to buy any                      Par Value
of the securities covered hereby in any
jurisdiction or to any person to whom it is                  $0.001 at $1.00
unlawful to make such offer or solicitation
in such jurisdiction.  Neither the delivery of                     Per Share
this Prospectus nor any sale made
hereunder shall, in any circumstances,            ------------------------------
create any implication that there has been
no change in the affairs of the Company
since the date hereof.                                            PROSPECTUS
                                                  ------------------------------
---------------------------------------------

                                                            September 7, 1999
                                                  ------------------------------
TABLE OF CONTENTS                          Page

AVAILABLE INFORMATION. . . . . . . . . . . . .2
PROSPECTUS SUMMARY . . . . . . . . . . . . . .4
RISK FACTORS . . . . . . . . . . . . . . . . .6
SHARES ELIGIBLE FOR FUTURE SALE. . . . . . . 11
USE OF PROCEEDS. . . . . . . . . . . . . . . 12
DILUTION . . . . . . . . . . . . . . . . . . 13
COMPARATIVE DATA . . . . . . . . . . . . . . 13
PLAN OF DISTRIBUTION . . . . . . . . . . . . 13
MANAGEMENT . . . . . . . . . . . . . . . . . 14
PRINCIPAL SHAREHOLDERS . . . . . . . . . . . 15
EXPERTS. . . . . . . . . . . . . . . . . . . 16
LEGAL MATTERS. . . . . . . . . . . . . . . . 16
DESCRIPTION OF SECURITIES. . . . . . . . . . 17
CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS . . . . . . . . . . . . . . 19
DESCRIPTION OF BUSINESS. . . . . . . . . . . 20
MANAGEMENT'S PLAN OF OPERATION . . . . . . . 25
FINANCIAL STATEMENTS . . . . . . . . . . . . 28



                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

--------------------------------------------------------------------------------

ITEM 1 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

    2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.


                                        i

   3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

       4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

              (a)  By the stockholders;

              (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

              (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

              (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

   5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

   6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

        (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.


                                       ii
        (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

   7. The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.


              ITEM 2 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     All expenses are estimates

                                                 Amount
     Expense                                    Maximum
     -------------------------               ------------
     SEC Registration Fees                       $56.00
     Blue Sky fees and expenses              $20,000.00
     Printing and shipping expenses           $3,500.00
     Legal fees and expenses                 $10,000.00
     Accounting fees and expenses             $2,000.00
     Transfer and miscellaneous expenses      $1,944.00

     Total                                   $20,000.00



                              ITEM 3 - UNDERTAKINGS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, EMPS hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of EMPS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of EMPS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                       iii


     EMPS hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 242(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                     ITEM 4 - UNREGISTERED SECURITIES ISSUED
                             OR SOLD WITHIN ONE YEAR

     The following unregistered securities were issued by EMPS:

     On July 14, 1998, we issued 800,000 shares to Particle Separation Technologies, L.C. to acquire Patents to technology. The transaction was effected pursuant to Section 4(2) of the Securities Act of 1933, as amended.

                                       iv

                           ITEM 5 - INDEX TO EXHIBITS

     Exhibit No.         Document
     -----------         --------
     2.1                 Articles of Incorporation

     2.2                 Bylaws

     4                   Subscription Agreement

     6.1                 Assignment of Patents

     10.1                Consent of Independent Auditor

     10.2                Consent of Legal Counsel (included Exhibit in 11)

     11                  Opinion re legality

     12.1                EMPS Corporation 1998 Stock Option Plan

     27                  Financial Data Schedule

                        ITEM 6 - DESCRIPTION OF EXHIBITS

     See Item 5.

                                   SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on August 30, 1999.

                                             EMPS Corporation

                                             By: /s/ Louis Naegle

                                             Its: President and Treasurer

     This offering statement has been signed by the following persons in the capacities and on the dates indicated.

     Name and Title                    Date: August 30, 1999
     /s/ Louis Naegle                        August 30, 1999
     Louis Naegle,
     President, Treasurer, & Director



     /s/ Timothy L. Adiar                    August 30, 1999
     Timothy L. Adair,
     Secretary & Director